Exhibit 99

Novartis Corporation

Employee Share Purchase Plan for North American Employees

Adopted by the Novartis Corporation Board of Directors on July 18, 2021

Effective January 1, 2022

Contents

NOVARTIS CORPORATION EMPLOYEE SHARE PURCHASE PLAN FOR NORTH AMERICAN EMPLOYEES	2

1.	Purpose and Structure of the Plan	2
2.	Rules of the Plan	2
3.	Purchases of Shares – Shares subject to the Plan	3
4.	Plan Administrator	3
5.	Eligibility	4
6.	Participation Procedure	5
7.	Purchase and Delivery of Shares or Cash Settlement	7
8.	Shareholder’s Rights	8
9.	Taxes, Social Security Contributions and Other Costs	9
10.	Cessation of Employment	10
11.	International Employees	11
12.	Corporate Events	11
13.	Participant Rights and Obligations	11
14.	Risks	12
15.	Board’s Powers	12
16.	Administration and Regulations	13
17.	Notices	13
18.	Data Protection	13
19.	Amendment and Termination of the Plan	13
20.	Compliance with Law and Articles of Incorporation	14
21.	Applicable Law;Venue	14
22.	Language	14
23.	Severability	15
24.	Definitions and Interpretation	15

NOVARTIS CORPORATION EMPLOYEE SHARE PURCHASE PLAN FOR NORTH AMERICAN EMPLOYEES

1.	Purpose and Structure of the Plan

The purpose of the Plan is to enhance the alignment of the Participants in the Plan with the interests of the Company, Novartis AG (“Novartis”), and Novartis’ shareholders, and to foster long term value creation through employee share ownership. Participants in the Plan benefit from discounted share purchase.

The Plan is intended to have two components: a Code Section 423 component (“423 Component”) and a non-Code Section 423 component (“Non-423 Component”). The Company intends for the 423 Component to apply to US Participants and to qualify as an “employee stock purchase plan” under Section 423 of the United States Internal Revenue Code (“Code”). The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423. The Non-423 Component is intended to apply to Canadian Participants and is not intended to qualify as an “employee stock purchase plan” under Code Section 423. However, except as otherwise provided herein, the Company intends to administer the Non-423 Component in substantially the same manner as it administers the 423 Component.

Pursuant to the Plan, the Committee may in its discretion, and consistent with the requirements of Code Section 423, as applicable, offer Eligible Employees the opportunity to participate in the Plan by submitting Enrollment Requests during Election Periods. The Committee sets out eligibility rules. By completing and submitting Enrollment Requests in accordance with the Plan and any related policies, the Participants may elect Contribution Amounts to invest in Shares of Novartis. The per pay period Contribution Amounts will be deducted from the Participants’ net salary and collected by their Employing Group Companies during the four Offer Periods per year. Upon the expiry of an Offer Period after each quarter the Total Contribution Amounts will be considered to purchase Shares for the Participants at a discount of 15% of the Shares’ Market Value.

The Company may engage third party Plan Administrators to support with the management and technical execution of the Plan.

The Plan will be communicated to all Eligible Employees in such form as the Committee shall determine from time to time. Further communication and interaction regarding the Plan will be done via the Plan Administrator’s online interface.

2.	Rules of the Plan

2.1	Rules

The following Rules govern the Plan.

2.2	Schedules to the Plan

The Committee may establish Schedules to the Rules as it considers necessary or appropriate. Such Schedules may be included in the Plan in such a way that they create special rules applicable to certain Eligible Employees or categories of Eligible Employees and/or to constitute sub-plans to the Plan for Eligible Employees inside and outside the United States.

2.3	Policies etc.

Participation in the Plan shall be subject to all applicable policies, procedures and guidelines adopted by the Committee from time to time.

3.	Purchases of Shares – Shares subject to the Plan

(a)	Subject to Rule 13.2, the aggregate number of Shares made subject to Purchase under this Plan may not exceed 4,000,000.

(b)	Such Shares shall be deemed to have been used in payment of Purchases whether they are actually delivered or the market value equivalent of such Shares is paid in cash. In the event any Purchase of Shares is surrendered or terminated, or expires or is forfeited, the number of Shares no longer subject thereto shall thereupon be released and shall thereafter be available for new Purchases under this Plan.

(c)	Shares comprising Purchases under this Plan or delivered by the Company in settlement of Purchases under this Plan may be derived from authorized and unissued Shares or from Shares held in the treasury of the Company or held by another member of the Group or may be purchased on the open market or by private purchase.

(d)	In accordance with Code Section 423(b)(2), the Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board.

4.	Plan Administrator

The Company, acting on behalf of all Participating Group Companies, will engage Plan Administrators for the management and technical execution of the Plan.

The management and technical execution of the Plan will be enabled by the Plan Administrators for the benefit of the Participants via their online interfaces based on a digital platform. Therefore, an Eligible Employee may also enter into an agreement with the respective Plan Administrator in order to become a Participant. By accessing and using this online platform, Eligible Employees accept the terms and conditions applicable to it, unless local law requires another form of acceptance, in which case an appropriate process for acceptance will be implemented.

The management and technical execution of the Plan by the Plan Administrators will include providing personal securities accounts for Participants with regard to the Participants’ Shares under the Plan.

If the Company’s contract with the Plan Administrator for management and technical execution of the Plan ends in circumstances where the Plan continues, the Company will make arrangements for appropriate services to be provided by another Plan Administrator that the Company shall instruct at its sole discretion. In such circumstances, each Participant must give all notices and take all steps necessary to end the existing agreements with the old Plan Administrator and appoint a new Plan Administrator.

The procedures specified above may be altered and other procedures may be established by the Committee.

5.	Eligibility

5.1	Eligibility for Participation in the Plan

Eligible Employees are granted the opportunity to participate in the Plan as soon as administratively practicable after they become Eligible Employees.

For the avoidance of doubt, third-party associates (i.e. contractors, consultants and other non-employee categories) shall not be eligible to participate in the Plan. In addition, such individuals shall not be eligible even if reclassified by a court or administrative agency. Additional or diverging conditions with respect to the Non-423 Component may be set forth in any applicable Schedules.

Notwithstanding the foregoing, an employee’s status as Eligible Employee shall, subject to the applicable requirements of Code Section 423, remain entirely at the discretion of the Committee while it is bound to respect equal treatment and meet non-discriminatory principles. In addition, subject to the applicable requirements of Code Section 423, the Committee may also exclude certain employees, employee groups, countries and/or Group Companies completely from the Plan’s program.

5.2	No Public Offer

For the avoidance of doubt, the Plan shall not be regarded as a public offer of securities but is strictly limited to Eligible Employees of the Participating Group Companies.

5.3	Insider Restrictions

An Eligible Employee subject to Insider Restrictions may be limited to participate in the Plan. For the avoidance of doubt and without limiting the generality of the foregoing, Eligible Employees must at all times fully comply with the Global Novartis Insider Policy; in particular, Eligible Employees who have knowledge of any Material Non-Public Information (as defined in the Global Novartis Insider Policy) may not make any decision to participate in the Plan, make any decision to increase or decrease their participation in the Plan, sell any Shares acquired under the Plan, or take any similar decisions under or in connection with the Plan; further, Continuing Insiders (as defined in the Global Novartis Insider Policy) must at all times comply with the Quiet Periods (as defined in the Global Novartis Insider Policy) and obtain Trade Approvals (as defined in the Global Novartis Insider Policy) when taking any relevant decision under or in connection with this Plan.

If any Participant purchases Shares in violation of the Insider Restrictions, the Participant shall be required to return such purchased Shares to the Company and upon such return the Participant will be refunded any Contribution Amounts used to purchase such Shares. The Participant will forfeit any discount associated with such purchased Shares.

Any Eligible Employee who is not certain as to whether or not the Insider Restrictions are applicable to him or her shall consult the Global Novartis Insider Policy or contact the respective Novartis insider support for clarification.

5.4	Voluntary Participation and Acceptance

Each Eligible Employee shall voluntarily decide to participate in the Plan by accepting the Rules via the Plan Administrator’s online interface, unless local law requires another form of acceptance, in which case an appropriate process for acceptance will be implemented.

By accepting any securities under this Plan, Canadian Participants subject to the provincial and/or federal laws of Canada shall be deemed to represent and warrant to the Company that such Canadian Participant’s participation in the trade and acceptance of such securities is voluntary and that such Participant has not been induced to participate by expectation of engagement, appointment, employment or continued engagement, appointment or employment, as applicable.

6.	Participation Procedure

6.1	Discount

Under the Plan, Eligible Employees are offered to buy Shares with a discount of 15% on the Shares’ Market Value and may become Participants to benefit from the discount.

6.2	Election Period

Each Eligible Employee can submit an Enrollment Request for the purchase of Shares under the Plan during fixed Election Periods. An individual who becomes an Eligible Employee under this Plan may in accordance with procedures established by the Committee submit an Enrollment Request during the first available Election Period that occurs after the date on which the individual becomes an Eligible Employee. Enrollment Requests may be submitted in a predetermined timeframe between an opening date and a closing date prior to the respective Offer Period. The timeframe of the Election Periods may be updated by the Committee from time to time.

Any Enrollment Request submitted outside of the relevant Election Period will be disregarded.

6.3	Enrollment Request

Each Eligible Employee wishing to submit an Enrollment Request may do so by completing an Enrollment form and all required brokerage account opening forms, which are made available by the Company via the Plan Administrator’s online interface. As long as the Eligible Employee has not provided the necessary documents to open a brokerage account, he or she will not be able to participate in the Plan.

The Eligible Employee shall indicate on the Enrollment form the Contribution Amount per pay-period, in the currency of his or her Base Salary or, if available, as a percentage thereof, that he or she wishes to invest in Shares.

A submitted Enrollment Request shall be valid for the relevant Offer Period as well as subsequent Offer Periods, unless and until modified or revoked during the respective Election Period by the Participant.

After expiry of the respective Election Period, the Enrollment Request is final, meaning that modifications and revocations to the Enrollment Request for the relevant Offer Period by the Participant are not possible anymore. The Enrollment Request may only be modified or revoked in the following Election Period for the respective Offer Period(s).

Enrollment Requests may, at any time, be modified or refused by the Plan Administrator to be compliant with the Plan as well as applicable local laws and regulations.

By submitting an Enrollment Request, the Participant shall be deemed to accept and agree to be bound by these Rules, including any applicable Schedule(s) and the applicable terms and conditions of the Plan Administrator, in each case, as such rules, supplement(s) and terms and conditions may be modified from time to time.

6.4	Contribution Amount

The Participant’s Total Contribution Amount shall be considered for the purchase of Shares.

The annual Contribution Amount of each Participant is limited to a maximum of 15% of his or her Base Salary per calendar year or USD 21,250 (respectively the local currency equivalent) per calendar year, whichever is lower. Any limits to the maximum Contribution Amount in an Offer Period shall be established by the Committee and shall be stated in the Plan Administrator’s online interface.

The relevant minimum Contribution Amount for each country shall be established by the Committee and shall be stated in the Plan Administrator’s online interface.

The local currency equivalent will be calculated based on an average exchange rate determined by the Committee in its discretion for the month prior to the first Election Period of each year and shall be fixed for that calendar year. Notwithstanding the foregoing, the Committee may decide in its discretion to apply a deviating exchange rate, which will then be communicated to the Participants in due course. Further details may be stipulated by the Committee.

In any case, the Market Value of the purchased Shares for each Participant may not exceed USD 25,000 (respectively the local currency equivalent) for any one calendar year.

6.5	Period for Collection of Contribution Amount

The Contribution Amount shall be deducted from the Participant’s net Base Salary that is payable during the Offer Period(s). The Plan will be operated on a quarterly basis, while each Offer Period starts at the beginning of a three-month period and ends at the closing date of a three-month period. The initial Offer Period is expected to start on January 1, 2022 and end on March 31, 2022, with a corresponding initial Election Period as established by the Committee expected to occur during the fourth quarter of 2021. Diverging periods and dates may be established by the Committee.

6.6	Collection of Contribution Amount

The Contribution Amount shall be collected through payroll deductions made during the respective Offer Period(s) from the Participants’ net Base Salary via the Employing Group Company’s payroll, insofar as this is possible and legally permitted (for example limits of seizure, minimum wages and any restrictions under collective agreements will be obeyed). For this purpose, by submitting the Enrollment Request the Participant expressly authorizes and requests that the Employing Group Company withholds from his or her payroll the Contribution Amount.

If the Contribution Amount is not covered by the net Base Salary amount available for deduction on the Participant’s payroll, the Contribution Amount shall be reduced to the amount deductible from such Participant’s payroll, unless other procedures are in place with the Participant’s payroll.

A Participant who ceases to be entitled to receive a Base Salary will automatically stop making contributions to the Plan.

Subject to any limits to the maximum Contribution Amount in an Offer Period that may be established by the Committee, a Participant who reaches the maximum annual Contribution Amount in less than four Offer Periods will automatically stop making contributions to the Plan for that calendar year.

Contribution Amounts collected in a currency other than USD will be converted to USD on the date of purchase based on the exchange rate as determined by the Committee or its delegate in its discretion. The Committee or its delegate may amend the exchange rate from time to time prior to any Election Period, which will then be communicated to the Participants in due course. Further details may be stipulated by the Committee or its delegate pursuant to policies, procedures or guidelines for administering this Plan.

6.7	Recordkeeping for Collected Contribution Amount

Appropriate accounting records shall be maintained by the Employing Group Company to reflect the deducted Contribution Amounts under the Plan for the purchase of Shares by each Participant. Unless otherwise required by applicable law, the Participant’s deducted Contribution Amounts will not be kept separate from the general funds of the Employing Group Company.

7.	Purchase and Delivery of Shares or Cash Settlement

7.1	Share Purchase

The Total Contribution Amounts collected during an Offer Period shall in accordance with procedures established by the Committee be considered to purchase Shares on the Purchase Date.

The price per Share will be equal to the Market Value of the Share minus a 15% discount, the Purchase Price.

The number of Shares purchased shall be equal to the Total Contribution Amounts divided by the Purchase Price; if any, resulting Share fractions (up to three digits to the right of the decimal) are permitted, if at least one whole Share is purchased. In case the Total Contribution Amounts are not sufficient to purchase one whole Share, the Total Contribution Amounts shall be carried forward and considered to purchase Share(s) after the following Offering Period or refunded as soon as administratively practicable after the Purchase Date if the Participant decides against future Share purchases.

7.2	Delivery of Shares

All Shares purchased by the Participant under the Plan shall be transferred to and registered in his or her personal securities account established by the Plan Administrators, except for the fractional Share in which the Participant shall hold only a beneficial interest. For the sake of clarity, prior to the delivery of the Shares to the account, a Participant has no rights relating to the Shares or fractional Share.

Purchased Shares (including fractional Share) shall be visible on the Plan Administrator’s online interface in due course and credited to his or her account as promptly as practicable after the purchase.

7.3	Settlement in Cash

Irrespective of the provisions above, the Company reserves the right to pay or procure to be paid in local currency to the Participant a sum equal to the value at purchase of the number of Shares that would otherwise have been delivered to the Participant.

Any cash compensation will be paid via payroll to the Participant net of applicable tax and social security contributions due by the Participant, if any.

The Company cannot unilaterally decide to pay to a Canadian Participant a sum of cash equal to the value at purchase of the number of Shares that would otherwise have been delivered to the Participant. Any such cash payment to a Canadian Participant shall be subject to the Canadian Participant’s consent.

8.	Shareholder’s Rights

8.1	Shares under the Plan

Shares acquired under the Plan are registered Shares of Novartis.

8.2	Statutory Rights

Each Participant shall have full statutory shareholder’s rights with respect to his or her Share(s) as from the date of recording in the share register of Novartis in the name of the Participant. Each Share shall entitle the holder to one vote at meetings of Novartis’ shareholders.

Fractional Shares do not grant any corresponding shareholder’s rights. However, a fractional Share shall entitle the holder to a corresponding pro rata dividend.

8.3	Dividends

Each Participant is entitled to dividends for his or her Share(s) and to fractional dividends for his or her fractional Share. The dividends shall be paid out in cash to the Participant and will not automatically be re-invested in additional Shares.

The receipt of dividends may be a taxable event for him or her.

The Company may in its discretion decide whether a (automatic) re-investment of the dividends in additional Shares will be applicable and amend the Plan accordingly.

8.4	Transfer or Sale of Shares

After the Purchase Date, each Participant may transfer some or all of his or her Share(s) from his or her securities account with the Plan Administrator to another private securities account, subject to applicable laws. Only whole numbers of Shares may be transferred. In this event any such transfer shall be deemed a simultaneous direction to sell his or her fractional Share.

After the Purchase Date, each Participant may alternatively sell some or all of his or her Share(s) including a fractional Share directly from his or her securities account with the Plan Administrator. He or she may also direct the Plan Administrator to sell his or her fractional Share, provided that the proceeds of such sale do not fall below the arising transaction costs, if any.

Due to the sale of the Share(s) as well as the fractional Share, the Participant shall receive the sale proceeds less the arising transaction costs, if any.

Sales of Shares shall only be made in compliance with the Insider Restrictions. For   the avoidance of doubt and without limiting the generality of the foregoing, Eligible Employees must at all times fully comply with the Global Novartis Insider Policy; in particular, Eligible Employees who have knowledge of any Material Non-Public Information (as defined in the Global Novartis Insider Policy) may not sell any Shares acquired under the Plan; further, Continuing Insiders (as defined in the Global Novartis Insider Policy) must at all times comply with the Quiet Periods (as defined in the Global Novartis Insider Policy) and obtain a Trade Approval (as defined in the Global Novartis Insider Policy) when selling Shares acquired under the Plan. Compliance with the Insider Restrictions shall be the responsibility of the Participant. By submitting a direction to sell Shares, the Participant shall be deemed to certify to the Company and the Plan Administrator that he or she is not in violation of the Insider Restrictions.

8.5	No Transferability of Contribution Amount or any Rights under the Plan

Contribution Amounts and any rights to acquire Shares under the Plan may not be assigned, alienated, pledged, attached, sold or otherwise disposed of in any way (other than by will, the laws of descent and corresponding distribution) by the Participant. In addition, Contribution Amounts and any rights to acquire Shares may not be assigned pursuant to a “domestic relations order” (as that term is defined in Code Section 414(p)(1)(B)), or any corresponding provisions under Canadian or Puerto Rico law.

9.	Taxes, Social Security Contributions and Other Costs

9.1	Tax and Social Security Regime

The tax and social security rules that apply to participation in the Plan differ depending on circumstances of the Participant, country of the Employing Group Company or country of residence. Both, the Participant and his or her Employing Group Company, may be subject to reporting and/or withholding/remittance requirements regarding the purchase of Share(s) under the Plan. The Participant accepts responsibility for compliance with his or her reporting and payment obligations, including his or her tax and social security obligations. It shall be the responsibility of each Participant to learn about the applicable tax and social security regime.

9.2	Payment of Taxes and Social Security Contributions

If the Company and/or a Participating Group Company must pay income tax, social security contributions or any other type of duties on behalf of a Participant, where such duties are permitted and/or required by applicable laws or regulations to be deducted from the Participant’s net pay, any Employing Group Company shall withhold such amount from the current and/or subsequent payrolls and make such arrangements as is considered necessary for such a deduction.

If the available amounts of net pay are not sufficient, the Participant shall be obliged to forward a payment in the appropriate amount to his or her Employing Group Company to cover the amount of duties.

9.3	Other Costs

All costs relating to the administration and provision of personal securities accounts established by the Plan Administrators and the delivery of (fractional) Share(s) will be borne by the Company.

All costs, if any, arising in connection with the subsequent sale and transfer of (fractional) Share(s) under the Plan shall be borne by the Participants. The Company may in its discretion decide to also bear these costs.

9.4	Sell-to-cover and Withhold-to-Cover

At the Committee’s or its delegate’s discretion, a number of Shares purchased under the Plan may be sold (Sell-to-Cover) or withheld (Withhold-to-Cover) in order to settle any type of duties. For this purpose, the Participant expressly authorizes the Plan Administrator, the Employing Group Company and the Company to sell or withhold Shares in an amount that is necessary to cover these duties.

10.	Cessation of Employment

10.1	Loss of Eligibility

Subject to section 11.5 below, if an Eligible Employee or Participant ceases employment for any reason, he or she loses eligibility to participate in the Plan with effect as of the Cessation of Employment.

10.2	Void Enrollment Request

Upon Cessation of Employment, the Participant’s Enrollment Request during an ongoing Election Period shall be deemed void with immediate effect.

10.3	Refund of Contribution Amount

In accordance with procedures established by the Committee, in case a Participant’s employment ceases prior to the upcoming Purchase Date, any Contribution Amount already deducted from the Participant’s Base Salary but not yet used to purchase Shares shall be refunded to the Participant in cash as soon as administratively practicable after such Cessation of Employment. The Participant is not entitled to any compensation for the Share purchase discount or interest and the Participant waives, and shall have no entitlement to, any damages or other compensation whatsoever arising from, in lieu of, or related to any Shares which would have been purchased after the Cessation of Employment, including but not limited to damages in lieu of reasonable notice at common/civil law.

10.4	Address and Contact Information

A Participant who ceases employment shall be obliged to keep his or her address and other contact information updated in the Plan Administrator’s online interface for a minimum of two years following the Purchase Date.

11.	International Employees

11.1	International Assignees

If a Participant is assigned to work in another country based on his or her ongoing local employment contract with a Group Company, he or she shall continue to participate in the Plan as he or she would if he or she remained in the home country. Any taxable benefit from the purchase of Shares will be tax equalized with respect to the home country.

11.2	International Transferees

If a Participant is transferred to work in another country outside of North America on local terms and conditions pursuant to a local employment contract with a Group Company, in accordance with procedures established by the Committee he or she shall be deemed to have withdrawn from further participation in the Plan, i.e. any Enrollment Request during an ongoing Election Period shall be deemed void with immediate effect, in case the Participant is transferred prior to the upcoming Purchase Date, any Contribution Amount already deducted from the Participant’s net Base Salary, but not yet used to purchase Shares will be refunded to the Participant in cash as soon as administratively practicable following the transfer.

The transferred employee may be eligible to participate in the Novartis AG Employee Share Purchase Plan, as applicable, based on his or her local employment with a Group Company.

12.	Corporate Events

12.1	Change of Control

In the event of a Change of Control, the surviving, continuing, successor, or purchasing entity or parent entity thereof, as the case may be, may assume the Company’s rights and obligations under the Plan or offer economically equivalent shares. If the acquiring entity elects not to assume the Company’s rights and obligations under the Plan or to offer own shares, the Board may determine, in its sole discretion, to terminate the Plan and refund all unused Contribution Amounts.

Notwithstanding the preceding paragraph, the Board may in its discretion with no obligation to do so, define other consequences of a Change of Control.

12.2	Demerger, Variations of Share Capital and other Corporate Events

If the Company was affected by any variation of share capital, rights issue, sub-division, consolidation or reduction of share capital, demerger, distribution (other than an ordinary dividend), liquidation or other event (other than a Change of Control) the Board may in its discretion adjust the Plan, including but not limited to, requiring some or all Shares to be sold or transferred. However, Participants shall not be entitled to any such adjustments.

13.	Participant Rights and Obligations

The rights and obligations of a Participant under the terms of his or her office, employment or contract are not affected by becoming a Participant. These Rules do not form part of, and will not be incorporated into, any contract between a Participant and any Group Company.

A Participant does not have any right to continued employment with any of the Group Companies as a result of participating in the Plan, nor is he or she entitled to any compensation or damages if any benefit under the Plan is reduced or cancelled as a result of applying the Rules. For greater certainty, a Participant shall have no claim to or in respect of any Share(s) which may have or would have been delivered to the Participant after the Cessation of Employment and had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation on any claim for wrongful termination or dismissal in respect of any Share(s) or loss of profit or opportunity with respect to any Share(s) which may have or would have been delivered to the Participant after the Cessation of Employment if such wrongful termination or dismissal had not occurred or if due notice of termination had been given.

Nothing in the Plan confers any benefit, right or expectation on a person who is not an Eligible Employee or a Participant.

The Plan is discretionary and is not part of any employment contract with the Employing Group Company or with any other Group Company and the Shares do not form an integral part of the Participant’s compensation from employment, if applicable. Neither does the Plan create any employment contract between the Eligible Employee or Participant and the Company or any other Group Company, nor does the Plan give rise to a claim or legal entitlement to compensation for the Eligible Employee or Participant.

For the avoidance of doubt, benefits under the Plan are not pensionable under the Pension Plan for Salaried Employees of Novartis Corporation, the Novartis Corporation Investment Savings Plan, or any other qualified or nonqualified retirement plan, and such benefits do not count in relation to the calculation of benefit under programs such as life cover, income protection or continuation, medical or such other benefits as the Committee may determine.

14.	Risks

Neither the Board, the Committee, the Company nor any Participating Group Company shall take any responsibility whatsoever for the general market development and performance of the prices of Shares. In particular, there is no guarantee that a Participant who has purchased Share(s) under the Plan will obtain an economic benefit as the prices of shares purchased under the Plan fluctuate and can also decrease. The Participant is expected to have reviewed the prospectus associated with the Plan. The Participant shall thus alone carry the risk connected to share acquisition, e.g. share price volatility and exchange rate fluctuations.

Subject to the requirements of applicable laws or regulations, neither the Company nor any Group Company shall accept responsibility for the fact that duties are withheld, or that the Participant might be obliged to pay duties, e.g. tax on capital gains or income taxes.

15.	Board’s Powers

Beyond the rights of modification as stipulated above the Plan may be changed or cancelled by the Board in its absolute discretion. Any future benefits under the Plan may therefore be changed or cancelled at any time.

The exercise of any power or discretion, including refraining from exercise, of the Board concerning the Plan is absolute and unlimited and may be reasonably exercised at any time, subject always to the principle of good faith. When the Board exercises any of its powers or discretions in a way that will impact a Participant, the Board may inform the relevant Participant in such manner as the Board shall determine.

Any decision of the Board in connection with the Plan, the interpretation of the Plan and any related documents and in connection with any dispute relating to the Plan will be final and binding.

16.	Administration and Regulations

The Plan shall be administered by the Committee.

The Committee may make and vary policies, procedures and guidelines for the administration and operation of the Plan, and may in its discretion delegate administrative authority as it determines appropriate.

17.	Notices

Any notice or other communication under or in connection with the Plan may be given by the Company or Participating Group Company to an Eligible Employee or Participant by electronic mail or other electronic means (including the internet or the intranet) or by post addressed to the address last known to the Company (including any address supplied by the relevant Participating Group Company) or sent through the Company’s internal postal service. Participants accept the risk of failure to receive notice or other communications if they self-block notices from the Company, any Participating Group Company, or any Plan Administrator.

18.	Data Protection

For the purpose of the administration of the Plan, the Company and any other Group Company and any of their advisers or agents may, in accordance with applicable data protection laws, store, process, transfer and use personal data of Participants, also involving third parties employed or engaged to administer or to assist with the administration and implementation of the Plan. The expectation is that the data to be processed to administer the Plan will originate from Canada, Puerto Rico and the United States.

The Company and any other Group Company, whether data controllers or data processors, implemented and maintain adequate legal instruments as well as technical and organizational measures to comply with applicable data protection laws and company regulations.

All plan administrators, if any, are carefully selected and must comply with all applicable data protection standards and technology.

19.	Amendment and Termination of the Plan

The Board may at any time change the Plan (including amending or adding Schedules to the Plan) in any way. Changes may affect benefits already granted provided always that, unless required by law, no such change may be made which is to the material disadvantage of a Participant without that Participant’s prior electronic consent. The Board shall give notice of any changes to any Participant. The Board may terminate the Plan at any time. Termination will not affect the number of purchased Shares.

20.	Compliance with Law and Articles of Incorporation

20.1	Compliance with Law

The Plan is subject to all applicable laws and the Company’s Articles. If such law or the Articles require, the terms of any provision of the Plan shall be interpreted and/or amended and applied to the extent required to comply fully with such law or the Articles.

20.2	Swiss Law with Respect to the Compensation of certain Executives of Listed Companies

The Plan, in particular, is subject to any mandatory provisions of Swiss law pertaining to compensation of governing bodies derived from article 95 paragraph 3 of the Swiss Federal Constitution and the related implementing legislation (VegüV or later implementing Federal law). Any interpretation and/or amendment necessary in respect of any provision of the Plan as a result of applicable law and/or the Articles (whether currently in force or in the future) to the detriment of the Participant shall not give rise to any claims by or other rights whatsoever of the Participant. This applies, in particular, if the annual general meeting of the Company does not approve the compensation of the Participant which is subject to approval under the VegüV or later implemented Swiss Federal law.

20.3	US Code Sections 409A and 457A

It is intended that all amounts to be paid or all Shares to be transferred in connection with the Plan will be either exempt from or in compliance with Section 409A of the U.S. Internal Revenue Code (“Code Section 409A”) and Section 457A of the U.S. Internal Revenue Code (“Code Section 457A”), each including the Treasury Regulations and other requirements published in this regard, such that the Participant will not be liable for payment of additional taxes, penalties or interest pursuant to Code Section 409A or Code Section 457A. The Rules are to be construed and interpreted in such a way that such additional taxes, penalties or interest pursuant to Code Section 409A and Code Section 457A are not incurred, and the intended advantage to the Participant is preserved (to the greatest possible extent).

21.	Applicable Law; Venue

The Plan is governed by and construed in accordance with the laws of the State of New Jersey, unless applicable law requires otherwise, under express exclusion of any provisions of conflict of laws. Any claims under this Plan shall be brought in the state or federal courts in the State of New Jersey, unless applicable law requires otherwise.

The Committee has the discretionary authority to resolve conclusively all questions of fact or interpretation concerning the Plan and has the authority to resolve any dispute of any kind that arises under or in connection with the Plan.

22.	Language

The authoritative Rules are in English. Any version of the Rules in another language is purely a convenience translation. In the event of questions of interpretation or deviations between the English version and the translated Rules, the English version of the Rules shall be exclusively valid.

For the avoidance of any doubt, it is the express wish of the Company, Novartis, the Committee and the Participants that the Plan and all related documents be drafted in English.  La Compagnie, Novartis, le Comité et les Participants conviennent et exigent que le Plan ainsi que tous les documents qui s'y rattachent soient rédigés en langue Anglaise.

23.	Severability

Whenever possible, each provision of the Rules shall be interpreted in such a manner as to be effective and enforceable under the applicable law. However, each provision of the Rules is intended to be severable and if any provision is determined by a court of competent jurisdiction to be illegal, invalid or void for any reason whatsoever, such provision shall be severed from the Rules and will not affect the legality, validity or enforceability of the remainder the Rules. Further, should any provision of the Rules be or become ineffective because of any change in applicable law, or should the Rules fail to include a provision that is required as a matter of the applicable law, the validity of the other provisions of the Rules shall not be affected thereby.

24.	Definitions and Interpretation

In this Plan and in any Schedules to the Plan, unless otherwise required by the Rules:

24.1	Definitions

ADIs means American depositary instruments being either American Depositary Shares or American Depositary Receipts of Novartis.

Articles means the articles of incorporation of the Company as amended from time to time.

Base Salary means the Participant’s gross salary or the net salary where no gross salary has been defined, each excluding any overtime compensation, allowances, bonuses, commissions or premiums. The references to be used to determine the Base Salary may be specified in any applicable Schedules. This may include specific rules for the determination of Base Salary for hourly workers.

Board means the Company’s Board of Directors or, to the extent permitted by applicable law, the Board’s delegate(s), including but not limited to the Novartis Corporation P&O Solutions Board, or, following a Change of Control, those persons who comprised the Board immediately prior to such Change of Control.

Canadian Participant means a Canadian resident employee whose terms and conditions of employment are governed by Canadian local terms and conditions pursuant to a local employment contract with a Participating Group Company.

Cessation of Employment occurs, for the purposes of the Plan, when a Participant ceases to hold an office or employment with any Group Company provided that a Participant will not be treated as ceasing employment in circumstances in which that Participant is on a leave of absence where the Participant’s right to re-employment is guaranteed either by statute or contract and employment is not otherwise terminated during such leave of absence (in which case the participant will cease employment at the time of such termination) and similar terms, such as “ceases employment” or “ceasing to be employed”, shall be construed accordingly. For certainty, for the purposes of this Plan, the date upon which a Participant ceases to hold an office or employment with any Group Company shall be the actual date of cessation, whether such date is selected by the Participant, by mutual agreement between the Employing Group Company and the Participant, or unilaterally by the Employing Group Company, and shall not include any notice period or pay in lieu of notice period in excess of the minimum statutory notice period (if and as required by applicable employment standards legislation), whether or not such minimum statutory notice is actually given or pay in lieu of notice is given.

Change of Control shall have the meaning defined in the Novartis AG Employee Share Purchase Plan.

Committee means the Novartis Corporation Stock Committee.

Company means Novartis Corporation, a New York Corporation.

Contribution Amount means the elected amount of the Base Salary pay dedicated for purchasing Shares as documented in the Enrollment Request.

Dividends means all distributions in cash made to shareholders of the Company, as well as proceeds from sale of any rights allocated with respect to Shares such as subscription rights or partial rights or any other similar rights or entitlements.

Election Period means the period during which Eligible Employees elect the Contribution Amount, the Election Period typically lasts two to three weeks and precedes the Offer Period.

Eligible Employee means any employee of the Company or a Participating Group Company that is employed by the Company or a Participating Group Company and receives Base Salary during the Offer Period except for:

-	employees whose customary employment is for less than five months,

-	employees who own Shares possessing 5% or more of the total combined voting power or value of all classes of stock of Novartis or of its parent or subsidiary corporation, and

-	non-employee directors of Novartis Group

An Eligible Employee shall not include (and has not at any time included nor been intended to include) any individual during any period he or she is classified or treated by an Employing Group Company as an independent contractor, a consultant, or an employee of an employment, consulting, or temporary agency or any other entity other than an Employing Group Company, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as, a common-law employee of the Employing Group Company during such period under applicable law.

Employing Group Company means the Participating Group Company by or in which the Participant is or, where the context so admits, was an office holder or employed.

Enrollment Request means the Participant’s election of the Contribution Amount per pay period that shall be deducted from his or her net pay and withheld through payroll for the purchase of Shares.

Group means Novartis, all its direct and indirect subsidiaries and any other entity each determined by the Board to be a Group Company for the purposes of the Plan.

Group Company means any direct and indirect subsidiary of Novartis and any other entity each determined by the Board for the purposes of the Plan.

Insider Restrictions means restrictions on the dealing in Shares imposed by any law, regulation or Code of Practice (including the Novartis Global Insider Trading Policy, as amended or replaced from time to time) or otherwise.

Market Value at purchase shall be defined in relation to Shares:

(a)	if the Shares are admitted to trading on the New York Stock Exchange (NYSE) an amount equal to the closing price on the Purchase Date;

(b)	if the Shares are not admitted to trading on the New York Stock Exchange (NYSE) then such value as is determined by the Board.

North America means the United States of America, Canada and Puerto Rico.

Novartis means Novartis AG.

Offer Period means the period of three months during which the elected Contribution Amount is deducted per pay-period from the Participant’s net Base Salary via payroll.

Participant means an Eligible Employee who submits a valid Enrollment Request.

Participating Group Company means a Group Company that is listed as a participating company by the Board. The Board shall identify Participating Group Companies as either “Section 423 Participating Group Companies” or as “Non-Section 423 Participating Group Companies.” A Group Company must be a “subsidiary corporation” of Novartis AG, as defined in Code Section 424(f), in order to be a Section 423 Participating Group Company. For the avoidance of doubt, the Company shall be a Section 423 Participating Group Company.

Plan means the Novartis Corporation Employee Share Purchase Plan for North American Employees, as amended from time to time.

Plan Administrator means the third party engaged by the Company for support with the administration and technical execution of the Plan.

Purchase Date means the last trading day of the respective Offer Period.

Purchase Price means the Market Value discounted by 15%.

Rest of the World means all countries where the Novartis AG Employee Share Purchase Plan is operated.

Rules mean the rules of the Plan (including all Schedules), as amended from time to time.

Schedule means a schedule to the Rules, as amended from time to time.

Share means an ADI of Novartis (New York Stock Exchange, Valor No. 567514, ISIN US66987V1098, symbol: NVS).

Total Contribution Amount means the total of Contribution Amounts per pay period accrued over the Offer Period.

US Participant means a United States or Puerto Rico resident employee whose terms and conditions of employment are governed by United States or Puerto Rico local terms and conditions pursuant to a local employment contract with a Participating Group Company.

VegüV means the Swiss ordinance in executive compensation and is the German abbreviation for the ordinance against excessive compensation in listed companies (in full “Verordnung gegen übermässige Vergütungen bei börsennotierten Aktiengesellschaften” or compensation of governing bodies in public companies such as members of the executive committee, the board of directors or the advisory boards).

24.2	Interpretation

Unless the context requires otherwise: words importing the singular include the plural and vice versa; the masculine includes the feminine and vice versa; the word “includes” is not a word of limitation; references to “Schedule” shall refer to the appropriate Schedule to the Plan; headings and boldings are for convenience only and do not affect the interpretation of these Rules.